

Mail Stop 4631

August 20, 2009

Hyung Soon Lee
Chief Executive Officer, President, and Chief Financial Officer
Lexon Technologies, Inc.
8 Corporate Park, Suite 300
Irvine, California 92606

> **Re: Lexon Technologies, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **File No. 0-24721**

Dear Mr. Lee:

We have reviewed your responses and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2008

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 5

1.   We note your response to prior comment 1. The timing of your engagement of Choi, Kim & Park LLP and the audit procedures remain unclear. Please clarify for us and provide the following information:
- Please confirm, if true, that the effectiveness of the Board of Directors approval of the new principal accountants was on April 24, 2009 (two

- days after the engagement letter was signed) as stated in the Item 4.01 8-K filed on April 29, 2009.
- Tell us what, if any, audit procedures were performed prior to the signing of the engagement letter on April 22, 2009.
- In order to clarify, please tell us how many hours were expended by each level of personnel involved in the engagement and how many aggregate hours were expended during planning, fieldwork, and the completion of the audit.
- Please fully explain how the auditors got comfortable with the financial information underlying the 2007 discontinued operations adjustment without auditing the 2007 consolidated financial statements themselves.

Item 14. Principal Accountant Fees and Services, page 10

2.   We note your response to prior comment 3. Please revise future filings to clarify that the $30,000 of audit fees paid to Kim and Lee during 2008 also included their audit of your December 31, 2007 Form 10-KSB. In this regard, please ensure that you disclose the aggregate audit fees (including the annual audit and quarterly reviews) for each of the last two fiscal years in your future annual filings as required by Item 9(e)(1)—(e)(4) of Schedule 14A.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2009

Item 4. Controls and Procedures, page 5

3.   As requested, please confirm that your assessment of disclosure controls and procedures was performed as of the end of the period covered by report (i.e. March 31, 2009) rather than within 90 days of the date of the report as stated in your Form 10-Q.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2009

Item 4. Controls and Procedures, page 5

4.   As applicable, please disclose in future filings the reasons your disclosure controls and procedures are not effective.

5.   In future quarterly filings, please delete the disclosure relating to the evaluation framework used for your assessment of internal control over financial reporting, as this disclosure is required in management's annual report on internal control over financial reporting rather than the quarterly assessment of disclosure controls and procedures.

Exhibit 31

6.   We continue to note references to "our" and "us" in your Section 302 certifications, although you are using the singular "I" rather than the plural "the registrant's other certifying officer(s) and I". Please revise future filings to ensure that all pronouns agree.

7.   Please also revise your certifications in future filings to delete the word "quarterly" other than on line 1 where you identify the report being certified. See Item 601(31) of Regulation S-K.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Bret Johnson, Staff Accountant, at (202) 551-3753 or me at (202) 551-3768 if you have questions regarding our comments.

                                        Sincerely,

                                        John Cash
                                        Accounting Branch Chief